21Vianet Group, Inc. Reports Unaudited Fourth Quarter and Full Year 2013 Financial Results

4Q13 Net Revenues Up 30.6% YOY to RMB545.9 Million

4Q13 Adjusted EBITDA Up 31.4% YOY to RMB102.9 Million

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time, March 6, 2014

BEIJING, March 6, 2014 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the fourth quarter and full year of 2013. The Company will hold a conference call at 8:00 p.m. Eastern Time on March 6, 2014. Dial-in details are provided at the end of the release.

Fourth quarter 2013 Financial Highlights

•	Net revenues increased by 30.6% to RMB545.9 million (US$90.2 million) from RMB417.8 million in the comparative period in 2012.

•	Adjusted EBITDA[1] increased by 31.4% to RMB102.9 million (US$17.0 million) from RMB78.3 million in the comparative period in 2012.

Full Year 2013 Financial Highlights

•	Net revenues increased by 29.0% to RMB1.97 billion (US$324.9 million) from RMB1.52 billion in 2012.

•	Adjusted EBITDA increased by 24.3% to RMB365.6 million (US$60.4 million) from RMB294.2 million in 2012.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “In 2013, we made tremendous strides in expanding our capacity and market footprint, as well as diversifying our services through forging strategic partnerships with world-class global corporations. For 2014, we aim to deploy an additional 10,000 cabinets and achieve approximately 25,000 total cabinets by the end of 2014 for our core IDC business. For our cloud partnerships with Microsoft and IBM, not only will these help expedite our efforts to develop a premium cloud ecosystem comprised of both public and private cloud services, but also will support our customer expansion and diversification. Based on this foundation, we expect our cloud businesses to contribute approximately 10% of our full year 2014 revenue. Building upon the robust foundation we established in 2013, we are well and uniquely-positioned as an integrated internet services provider in China supported by multiple secular business drivers that will help propel our growth going forward.”

Mr. Shang-Wen Hsiao, Chief Financial Officer of the Company, commented, “We were very pleased that we maintained a stable utilization rate of 71.2% and achieved an EBITDA margin of 18.8% in the fourth quarter, while significantly increasing our capacity in the second half of 2013. This performance was fueled by the ongoing strong customer demand for our IDC business services and improved sales throughout China. Moreover, our cloud business revenues from our on-going commercialization of the Azure and Office 365 outperformed our initial expectations for the fourth quarter of 2013. Not only were we able to secure several thousand clients on our beta platforms as of year end 2013, but we were also successful in migrating a number of large customers into longer-term annual contracts. In addition, we expect to fully commercialize Microsoft’s Windows Azure by March 2014 followed by Office 365 in April with the addition of IBM’s private cloud by mid-year 2014. With China’s expanding communications apparatus characterized by the ubiquity of mobile Internet and cloud computing, we believe we are well-positioned to capitalize on the trends associated with China’s dynamic and evolving data and cloud services market.”

Fourth quarter 2013 Financial Results

REVENUES: Net revenues for the fourth quarter of 2013 increased by 30.6% to RMB545.9 million (US$90.2 million) from RMB417.8 million in the comparative period in 2012.

Net revenues from hosting and related services increased by 43.6% to RMB364.0 million (US$60.1 million) in the fourth quarter of 2013 from RMB253.4 million in the comparative period in 2012, primarily due to an increase in the total number of cabinets under management as well as an increase in demand for the Company’s CDN services. Net revenues from managed network services increased to RMB181.9 million (US$30.1 million) in the fourth quarter of 2013 from RMB164.4 million in the comparative period in 2012 driven by an increase in network capacity demand for data transmission services.

GROSS PROFIT: For the fourth quarter of 2013, gross profit increased by 26.8% to RMB144.2 million (US$23.8 million) from RMB113.7 million in the comparative period in 2012. Gross margin for the fourth quarter of 2013 was 26.4%, compared with 27.2% in the comparative period in 2012 and 26.0% in the third quarter of 2013. The decrease in gross margin was primarily due to an increase in cost of revenues, resulting from increased depreciation for the Company’s self-built data centers.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, increased by 28.6% to RMB158.5 million (US$26.2 million) from RMB123.3 million in the comparative period in 2012. Adjusted gross margin was 29.0% in the fourth quarter of 2013, compared with 29.5% in the comparative period in 2012 and 28.9% in the third quarter of 2013.

OPERATING EXPENSES: Total operating expenses were RMB131.1 million (US$21.7 million), compared with RMB58.2 million in the comparative period in 2012.

Sales and marketing expenses increased to RMB48.3 million (US$8.0 million) from RMB31.6 million in the comparative period in 2012, primarily due to the expansion of the Company’s sales and service support team and the Company’s marketing efforts associated with the launch of Microsoft’s premier cloud services.

General and administrative expenses increased to RMB54.6 million (US$9.0 million) from RMB49.4 million in the comparative period in 2012, primarily due to an increase in headcount, office rentals and other expansion-related expenses associated with the Company’s efforts to expand its cloud computing service offering.

Research and development expenses increased to RMB21.0 million (US$3.5 million) from RMB17.3 million in the comparative period in 2012, which reflected the Company’s efforts to further strengthen its research and development capabilities and expand its cloud computing service offerings.

Change in the fair value of contingent purchase consideration payable was a loss of RMB7.2 million (US$1.2 million) in the fourth quarter of 2013, compared with a gain of RMB40.1 million in the prior year period. This non-cash loss was primarily due to an increase in the market value of the Company’s shares, which resulted in an increase in the fair value of share-based contingent purchase considerations payable as of December 31, 2013 associated with the Company’s past acquisitions.

Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB102.0 million (US$16.8 million) from RMB77.5 million in the comparative period in 2012. As a percentage of net revenue, adjusted operating expenses were 18.7%, compared with 18.5% in the comparative period in 2012 and 17.8% in the third quarter of 2013.

ADJUSTED EBITDA: Adjusted EBITDA for the fourth quarter of 2013 increased by 31.4% to RMB102.9 million (US$17.0 million) from RMB78.3 million in the comparative period in 2012. Adjusted EBITDA margin for the quarter was 18.8%, increased from 18.7% in the comparative period in 2012 and 18.6% in the third quarter of 2013. Adjusted EBITDA in the fourth quarter of 2013 excludes share-based compensation expenses of RMB24.6 million (US$4.1 million) and changes in the fair value of contingent purchase consideration payable of RMB7.2 million (US$1.2 million).

NET PROFIT/LOSS: Net loss for the fourth quarter of 2013 was RMB3.9 million (US$0.6 million), compared to net profit of RMB43.1 million in the comparative period in 2012. The decrease in net profit was mainly due to a non-cash loss in the fair value of contingent purchase consideration payable versus a non-cash gain in the comparative period in 2012 and an increase in interest expense.

Adjusted net profit for the fourth quarter of 2013 increased to RMB41.0 million (US$6.8 million) from RMB39.5 million in the comparative period in 2012. Adjusted net profit in the fourth quarter of 2013 excludes share-based compensation expenses of RMB24.6 million (US$4.1 million), amortization of intangible assets derived from acquisitions of RMB11.7 million (US$1.9 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax impact of RMB8.6 million (US$1.4 million) in the aggregate. Adjusted net margin was 7.5%, compared to 9.5% in the comparative period in 2012 and 5.7% in the third quarter of 2013.

EARNING/LOSS PER SHARE: Diluted loss per ordinary share for the fourth quarter of 2013 was RMB0.01, which represents the equivalent of RMB0.06 (US$0.01) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted earnings per share for the fourth quarter of 2013 was RMB0.1, which represents the equivalent of RMB0.6 (US$0.1) per ADS. Adjusted earnings per share is calculated using adjusted net profit as discussed above to divide the weighted average shares number.

As of December 31, 2013, the Company had a total of 398.2 million ordinary shares outstanding, or the equivalent of 66.4 million ADSs.

BALANCE SHEET: As of December 31, 2013, the Company’s cash and cash equivalents and short-term investment were RMB2.6 billion (US$423.0 million).

Fourth quarter 2013 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet was RMB10,694 in the fourth quarter of 2013, compared to RMB10,520 in the third quarter of 2013.

•	Total cabinets under management increased to 14,041 as of December 31, 2013, from 13,307 as of September 30, 2013, with 9,131 cabinets in the Company’s self-built data centers and 4,910 cabinets in its partnered data centers.

•	Utilization rate was 71.2% in the fourth quarter of 2013, compared to 73.7% in the third quarter of 2013.

•	Hosting churn rate, which is based on the Company’s core IDC business, was 0.99% in the fourth quarter of 2013, compared to 1.06% in the third quarter of 2013. Top 20 customers’ churn rate remained 0%.

Full Year 2013 Financial Performance

For the full year of 2013, net revenue increased by 29.0% to RMB1.97 billion (US$324.9 million) from RMB1.52 billion in the prior year. Adjusted EBITDA for the full year increased by 24.3% to RMB365.6 million (US$60.4 million) from RMB294.2 million in the prior year. Adjusted EBITDA margin was 18.6%, compared to 19.3% in the prior year. Adjusted EBITDA for the full year excludes share-based compensation expense of RMB67.8 million (US$11.2 million) and changes in the fair value of contingent purchase consideration payable of RMB55.9 million (US$9.2 million). Adjusted net profit for the full year was RMB120.5 million (US$19.9 million), compared to RMB167.3 million in the prior year. Adjusted net profit in the full year excludes share-based compensation expense of RMB67.8 million (US$11.2 million), amortization of intangible assets derived from acquisitions of RMB43.7 million (US$7.2 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax assets of RMB56.0 million (US$9.2 million). Adjusted diluted earnings per share for the full year of 2013 was RMB0.31, which represents the equivalent of RMB1.86 (US$0.31) per ADS.

Recent Developments

The company announced today that its director and chief operating officer (“COO”), Mr. Jun Zhang, will be retiring from the board of directors and role as the Company’s COO to pursue philanthropic interests, effective immediately. Mr. Zhang’s responsibilities have been delegated to and shared among 21Vianet’s expanded senior management team.

In December 2013, 21Vianet announced that it has entered a definitive agreement to introduce IBM’s premier private cloud infrastructure service and accelerate high value managed private cloud services to China. This partnership brings IBM SmartCloud Enterprise+, a powerful, secure and scalable private cloud built on open standards, to China to keep up with the rising demand for managing more complex, mission-critical workloads and applications in the cloud for large enterprises throughout China. Pursuant to the agreement, IBM will provide the physical point of distribution (POD) and service while 21Vianet will host the POD facility at its data centers in Beijing.

In December 2013, the Company entered into a strategic partnership with Huawei, a leading global ICT solutions provider, to work together in further developing China’s data center market. This partnership will allow the Company to leverage Huawei’s vast experience in China’s enterprise data market and technical expertise, in order to expedite IDC construction and reduce lead time and bolster marketing efforts.

Financial Outlook

For the first quarter of 2014, the Company expects net revenues to be in the range of RMB575 million (US$95 million) to RMB590 million (US$98 million), representing approximately 33% growth year over year. Adjusted EBITDA is expected to be in the range of RMB111 million (US$18 million) to RMB115 million (US$19 million). Beginning this quarter, the Company will provide full year 2014 guidance. Net revenues for the full year 2014 are expected to be in the range of RMB2.71 billion (US$448 million) to RMB2.85 billion (US$471 million), representing approximately 40% growth over 2013. Adjusted EBITDA for the full year 2014 is expected to be in the range of RMB566 million (US$93 million) to RMB595 million (US$98 million), representing more than 55% growth over 2013. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call on Thursday, March 6, 2014 at 8:00 pm Eastern Time, or Friday, March 7, 2014 at 9:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	# 90908290

The replay will be accessible through March 14, 2014 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	# 90908290

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.0537 to US$1.00, the noon buying rate in effect on December 31, 2013 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, and content delivery network services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of several thousand customers that range from Fortune 500 conglomerates, government entities, blue-chip enterprises to small- and mid-sized business enterprises

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of 2014 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

[1]	We define adjusted EBITDA as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable and EBITDA as net profit (loss) from operations before income tax expense (benefit), foreign exchange gain, other expenses, other income, interest expense, interest income and depreciation and amortization.

CONTACT:	Investor Relations Contact:

21Vianet Group, Inc.

Joseph Cheng

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.